Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Endeavour Silver 2007 Year-End Financial Results Conference Call, and
     Webcast Re-Scheduled For Monday, April 7, 2008

     VANCOUVER, April 3 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EJD:
DBFrankfurt and EXK: AMEX) announces that the conference call and webcast to discuss its 2007 year-end financial results has been rescheduled to 11:00 AM
Pacific Time (2:00 PM Eastern Time) on Monday, April 7, 2008.
     This will give shareholders time to review the 2007 financial statements and management discussion and analysis that the Company expects to release shortly.

     <<
     To participate in the conference call, please dial the following:

     -   1-800-732-0232 Canada & USA (Toll-Free)
     -   416-644-3415 Toronto area callers
     -   No pass code necessary
     >>

     A replay of the conference call will be available until April 21, 2008 by dialing 1-877-289-8525 in Canada & USA (Toll-free) or 416-640-1917 in the
Toronto area. The required pass code is 21268130 followed by the No. key.
     A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

     Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

     ENDEAVOUR SILVER CORP.
     Per:

     /s/ "Bradford J. Cooke"

     Bradford J. Cooke
     Chairman and CEO

     The TSX Exchange has neither approved nor disapproved the contents of this news release.

     CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
     --------------------------------------------------
     Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the
Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

     %SEDAR: 00018368E          %CIK: 0001277866

     /For further information: Hugh Clarke, Toll free: (877) 685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com or visit our website, www.edrsilver.com/
     (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 16:35e 03-APR-08